Cannabis Exports Dried Cannabis Flower and Oils to Australia for Novel Nose-to-Brain Drug Delivery Research by PreveCeutical

TSX: ACB CSE: PREVE

EDMONTON and VANCOUVER, March 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and PreveCeutical Medical Inc. ("PreveCeutical") (CSE: PREV, OTCQB: PRVCF, Frankfurt: 18H) today announced the grant of three permits by the Australian Government, Department of Health, for the importation of cannabis into Australia for research purposes (the "Permits"). The Permits were granted to the Pharmacy Australia Centre of Excellence ("PACE") at the University of Queensland ("UQ") and allow PACE to import shipments of cannabis plant material for research purposes. Aurora, in turn, has received the required Canadian permits to export the cannabis to PACE.

The cannabis will be shipped from Canada by Aurora and used for PreveCeutical's soluble gel ("Sol-gel") drug delivery research program (the "Program"), which is being conducted by PreveCeutical's research partner UniQuest Pty Inc. and led by PreveCeutical's Chief Research Officer, Dr. Harendra Parekh. The Program aims to develop a system that will increase the bioavailability of drugs by using a nose-to-brain delivery system.

PreveCeutical intends to apply Sol-gel technology to cannabinoids to develop therapies for relief from a range of symptoms, including pain, inflammation, seizures and neurological disorders (see news release dated April 24, 2017). The Permits will enable PreveCeutical to test an array of cannabis strains for the development and commercialisation of cannabinoid-based Sol-gels. The advantages of Sol-gels over conventional liquid nasal sprays relate to longer therapeutic effects, reduced dosage requirements, and reduced irritation and other negative side effects.

In consideration of the shipment, Aurora has received certain rights, including the option to either license, on a non-exclusive basis, the technology for Canada and Australia, or to opt for a royalty arrangement on product sales, as well as to purchase shares in PreveCeutical.

"We see an important market for cannabis-based products that are more narrowly targeted at specific therapeutic areas but that are higher value add and being involved with initiatives such as PreveCeutical's is part of our strategy to gain access to these types of products," said Terry Booth, CEO of Aurora.

PreveCeutical's CEO and Chairman, Mr. Stephen Van Deventer added, "We are extremely excited to receive the Permits, allowing us to further our Sol-gel research program with the high quality cannabis products provided by Aurora. The goal of the Program is to cultivate a range of therapies that will benefit people with ailments such as epilepsy, pain and inflammation, safely and economically."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About PreveCeutical

PreveCeutical is a health sciences company that develops innovative options for preventive and curative therapies utilizing organic and nature identical products.

PreveCeutical aims to be a leader in preventive health sciences and currently has five research and development programs, including: dual gene therapy for curative and prevention therapies for diabetes and obesity; the Sol-gel Program; Nature Identical™ peptides for treatment of various ailments; non-addictive analgesic peptides as a replacement to the highly addictive analgesics such as morphine, fentanyl and oxycodone; and a therapeutic product for treating athletes who suffer from concussions (mild traumatic brain injury).

PreveCeutical sells CELLB9®, an Immune System Booster. CELLB9® is an oral solution containing polarized and potentiated essential minerals extracted from a novel peptide obtained from Caribbean Blue Scorpion venom. This product is available on the Company's website.

For more information about PreveCeutical, please visit https://preveceutical.com/, follow us on Twitter: https://twitter.com/PreveCeuticals and Facebook: www.facebook.com/PreveCeutical.

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

PREVECEUTICAL MEDICAL INC.
Stephen Van Deventer
Chairman & CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: Aurora - Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; PreveCeutical -Deanna Kress, Director of Corporate Communications & Investor Relations, +1.778.999.6063, deanna@PreveCeutical.com

CO: Aurora Cannabis Inc.

CNW 08:00e 13-MAR-18